Filed by Covance Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934

Subject Company:  Covance Inc.
Commission File No.:  1-12213

The following is a transcript of the Town Hall Meeting:

COVANCE INC.

Moderator:  Elissa Martini
November 3, 2014
10:00 a.m. ET

Cautionary Statement Regarding Forward Looking Statements
This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America® (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It
This document relates to a proposed transaction between Covance and LabCorp, which will become the subject of a registration statement and joint proxy statement/prospectus forming a part thereof to be filed with the SEC by LabCorp.  This document is not a substitute for the registration statement and joint proxy statement/prospectus that LabCorp will file with the SEC or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus, once it is filed, from Covance by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540, or from LabCorp by accessing LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 531 South Spring Street, Burlington, North Carolina 27215.

Participants in Solicitation
LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.  You may obtain free copies of this document as described in the preceding paragraph.

Non-Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Operator:
Good day, and welcome to the Covance Town Hall Meeting.  My name is (Jackie) and I will be your conference operator today.  After the speakers’ remarks, there will be a question and answer session.  If you would like to ask a question during this time, simply press star then the number one on your telephone keypad.

It is now my pleasure to introduce, Rick Cimino, executive vice president and group president, Clinical Development and Commercialization Services, and John Watson, corporate senior vice president and chief commercial officer.  I would now like to turn the call over to Mr. Rick Cimino.  Please go ahead.

Rick Cimino:
Thank you, operator.  Well, welcome everybody.  Today is a historic event in the evolution of our company.  This morning, you all received documentation and letter from Joe about our decision to evolve our strategies and merge together with LabCorp to create what we believe is a very exciting opportunity and a very, very meaningful corporation in terms of healthcare diagnostics and drug development.

Go the slides please.  What we’re going to be talking about – I’m going to do my policy as a routine.  You may be seeing forward-looking statements that may or may not accurately reflect what happens is kind of the (nut) of it there.  So let’s move on.  Again.  OK.

So I thought what I would do is put this in a little bit of context because it’s difficult to understand why a decision was made and why a particular strategy was executed if you don’t understand the context behind all of that decision making along the line.  It’s kind of like jumping into the middle of the conversation you can quickly misread something.  So I want to take you back to approximately a year ago.  It was actually the week of September 11th in Boston, Massachusetts  where Joe along with the executive committee of the company went to Boston on a five-day retreat to really think about our company, our future, the growth of the industry, and what our role was going to be in that industry.

And as we look at our options, our growth path, we came away with several meaningful – very meaningful opportunities.  So first is that our core market remains a very good market and we needed to continue to invest, to defend, and extend our core business.  The second is that there is extension of our market and the ability to go into what we call attractive adjacencies, markets that are close to our close business that maybe have the same clients but need different services or services that we provide and capabilities that we provide to different client (set).  And then the third opportunity was for us to enter into potentially new market, and one of those markets was the broader healthcare marketplace.  When you take a look at the size of our industry at about $50 billion and the size of the healthcare industry at about $90 billion, it is an extremely large opportunity.

So with the course of the last year, we came up with three horizons in our core and existing new neighbor opportunities and the new neighbor opportunities and diversification.  These are terrific opportunities for our companies that kept the sign of growth path, but decided that we needed to do something different.  We decided that we wanted to be disruptive.  We wanted to be disruptive in terms of technology.  We wanted to be disruptive in terms of the markets that we serve and we wanted to be disruptive in terms of the business model that we deliver to the market different than any of our competitors.

And so we settled on model changes in early development, central laboratories, and CDS.  We decided on really putting our foot down and forward in nutritional chemistry and commercialization and really driving our informatics business with a square eye in the third horizon of generating opportunity in the broader healthcare market.  And we challenged ourselves to think a little differently about how we were going to proceed.

So that context or the thought process over the past year, we have looked at many different opportunities as a company, both organic and inorganic.  We have looked at buying big companies.  We have looked at buying small companies.  We have looked at – Joe mentioned it today – joint ventures to help us to achieve our three goals.  But at the end of last year to beginning of this year, we engaged with LabCorp around our genomic business in Seattle.  That field (rolls) out of business that we picked up (inaudible) as that’s a core part of their business and we felt that we could be the client of that service and no longer needed to be the owner of that service.

As we were talking to LabCorp about that business, it became very, very obvious that they had a core set of assets and that we had a core set of assets that when combined created value that was greater than the two individual companies.  And so we started to have discussions.  They ultimately did purchase that business as you know from Covance, but that was the epicenter of, you know, the discussion in starting our relationship with LabCorp.

We go to the next slide.  When we think about taking our strategy in accelerating our strategy, how many of you listened to the call this morning?  OK.  There is – and I would encourage you all to go back on to the LabCorp website and listen to the WebEx.  It’s important.  It’s our company and it’s our future.  There is very exciting news in here.  When you look at what our core markets and our core business is, there’s opportunity and synergy with central labs.  We’re the world-leading central lab.  They have a central lab business that’s about $175 million.  The work that we do and the work that they do are actually complementary.  We do a lot of (companion) diagnostic work.

Can you hear?  So I’m going to hold it.  Can you hear now?  OK.  The work that we do and the work that they do in central labs are very complimentary.  When you take a look at our market access business, they have a whole set of pre-approval and validation and verification in patient provider services need for the healthcare diagnostics that they deliver.  We have the infrastructure, the know how to be able to do that.

When you think about our informatics business in the work that Bill Klitgaard and his team have out together over the past 18 months and where we wanted to take that business, one of the big strategies for our company is patient centricity, the ability to look longitudinally through large populations of people to (gathering form) proof of concept trials, large phase 3 clinical trials that are ready patient (pool).  They have 75 million – 75 million lives in patient records that we can have access to.  Most of our competitors are going out and buying up patient live databases, 200,000 to 300,000 at a time, 75 million.  So it’s a gigantic step forward in our ability to accelerate our informatics strategy.

From a clinical development perspective, not only from an acceleration of, you know, trial and development, we are a growth engine.  So the synergy for us is through informatics and patient, but we’re a growth engine for them.  They don’t have a clinical development business.  So we will be the clinical development arm.

From a patient perspective, they also have a patient portal that they use today at LabCorp.  For those of you who have ever had to go and get your blood taken from a physician, you can go to LabCorp and get it done.  You can go online.  You can use that portal that (fits) – that first squarely into our strategy.

So it’s early days.  We haven’t, I think, even characterized, as Joe said on the conference this morning, all the potential upside synergies for our two companies, but it is a very bright future.  The intention here, of course, is to run and drive the company in the healthcare diagnostics business as well as a clinical trial business.  John is going to talk to you a little bit about that.

So if we go to the next one, go to the next slide. I’ll flip it over to John.

John Watson:
Thank you, Rick.  Can you hear me on the line?  Can you hear me (on the) line?  So Rick did a great job sort of setting this page strategically.  One of the reasons you’re all here this morning and so interested in this is many of you I’m sure that have – have been through this (process) of transactions in the past where your companies are acquired or you acquired a company or you merge with another company.  Lots of different things can happen as you go through that type of transition.  And what I want to try and talk to you a little bit about is what we know today as it relates to that and our plans going forward in terms of integrating with LabCorp.

I fully agree with what Rick said this morning.  I firmly believe that the combination of these two companies makes us much more valuable, much more strategic, and potentially much more differentiated in the marketplace, which all of me equates to winning one of the marketplace, having a different and more powerful impact on overall healthcare which is something we aspire to do as a company, and really driving some innovation in the space.

When you think about the combined organization, we’re talking about an organization that has 47,000 employees today, $8.5 billion in revenue, over $1 billion in free cash flow to reinvest in the business – our business and their core business, 220,000 clients, physicians, payers, providers, biopharmaceutical companies, the (government).  There are just unbelievable synergies and opportunities that quite frankly we don’t even fully know yet until we really get in and work more closely with them.

The other thing I think that’s critically important is – now, I’ve been here at Covance for 15.5 years and I’m really proud to say I’ve been at Covance for 15.5 years.  And whenever I interview people, whenever I talk to people about our company, they all say, “Oh, John.  Why have you been at Covance for 15.5 years?”  And I give them the same answer I gave them the first day (inaudible) as I do today, and that is the people – the people at Covance and the culture that we have as a company really set us apart.  It makes us a valuable asset to the company like LabCorp, to the clients that we serve, and to the industry at large.

The other thing that I wanted to reassure you about is that we’ve had the opportunity to spend some time with our colleagues at LabCorp.  And in many, many respect, we see a lot of the same culture, lots of the same values, a lot of the same interest, focus, desire to be successful, desire to grow, commitment to client, commitment to innovation, commitment to helping the patient, all of those things that are wrapped up in who and what we are, not only as a company but as individuals that we can get behind and line up to, we have very, very good alignment with LabCorp.  So I think that’s important to note and certainly (inaudible) I think all of us as we met with the executive committee last weekend in (inaudible).

So a couple of details here.  LabCorp’s parent company is located in Burlington, North Carolina, nice little suburb of Raleigh.  Lots of good barbecue down there.  Lots of – I’m actually from Louisiana and I always enjoy getting down to the south.  There are a lot of good people down there.  A real healthcare hub to (a lot) of healthcare, as you all know, in the RTP area.  They trade on the New York Stock Exchange.  They are an S&P 500 company.  So they’re very well regarded across the industry.

And then I’ve already touched on some of these things.  One of the things that Rick touched on was synergies in clinical.  There are other synergies around nutritional chemistry and safety.  They don’t at first blush seem all that apparent, but one of the things that we’ve been looking to pursue in nutritional chemistry and food safety for many years is to expand our (microtesting).

And one of the stipulations to really be able to compete in that market which happens to be the largest market in nutritional chemistry and food safety is proximity.  You need to be within 50 miles out of the sample so that you can get to test one immediately and back and then we’ll use the product.  We don’t have that network.  Literally overnight we’ll have that type of a network to be able to drive that and make that happen.

And sort of behind the scenes, LabCorp has been very focused some really innovative testing around food safety knowing that it has such a huge impact on healthcare overall, so a lot of good things for us to think about.  And just to be honest with you, I think, we’ve only seen the tip of the iceberg.  I think as we go through the integration, as we get to know each other better, they will certainly learn things about us.  We will certainly learn things about them and I think we’ll find even more synergies and ways to help not only our view but also our clients and patients around the world.

So next slide.  So this is obviously top of mind for everyone.  Dave has made it very clear through all the communications we’ve had with him, all the communications that’s been given to the street that you would have heard this morning on the call, all the communication that you will hear is that Covance is a very, very important strategic acquisition for LabCorp.

They have been actually talking for years about moving into the CRO space.  It’s faster growing than their current market.  It gives them a different touch point and call point.  We have, quite frankly, a higher performing and better performing business in the areas that we overlap and it’s something they’ve been pursuing for a long time.  If you ever get the chance to sit down with Joe and have a cup of coffee with him, he’d love to tell you the story of his interactions with LabCorp and Dave King specifically over the last two and a half years, OK?  That’s a great thing, right?  That’s a great thing for us.

LabCorp is – operates as a holding company.  And so one of the beauties of this transaction is, is that Covance maintains its own identity, maintains its own brand, maintain its own organizational structure.  And so therefore, we’ll have our headquarters, if you will, stay here in the Princeton area.  They will have the broader parent company corporate headquarters down in Burlington.  So that’s one thing that both Dave and Joe had been very committed to, and you’ll hear more of that from them as they travel around and engage with employees around the globe.

So next slide.  So we still have some hurdles to get through, right?  There’s a lot of boxes you have to check when you go through a transaction like this and some of these are listed here in terms of shareholder votes, regulatory approvals.  Well, obviously, we’ll co-expect to close in the first quarter of 2015.  The thing that I think is more important right now to really emphasize and be aware of is two things.

One is we operate now until we close as two separate company, OK?  So we are very focused on what we have to get done.  There are no discussing joint efforts with LabCorp at any level.  We have our job to do.  We stay focus on doing our job, OK?  The second is (very keen) to that which is the day-to-day operations and the commitments we made to clients, OK.  The absolute worse thing that could happen between now and closing and even post-closing is that somehow we get distracted, somehow we disappoint our clients, somehow we’re unable to speak with them and convince them of the merits and the value of this new relationship.

We need to stay very, very focused on operational scientific and service excellence because that will be the entre into having the further discussions and allowing us to continue to get them comfortable with the transitioning, looking at the incremental value we can create together and differentiating and creating things for them that they maybe had never thought of coming from Covance.  So that’s very, very important.

So next slide.  At this time, the most important thing that we could do collectively as a company and individually is communicate.  We have to maintain high, high levels of communication.  That means all of us in this room.  That means all the people you work with.  That means all the people that report to you.  That means the client you engage with.  Whatever feedback you get, it’s very important that you flush that out, OK?  I know how this goes, OK?

You can speak to one person when you hear something.  Something concerns you.  You talk to another person they say something that concerns you.  Then you put one and one together and you come up with 9 million reasons why something devastating is going to happen to you, your department, the company, your clients, et cetera, et cetera, et cetera.  Talk to us.  Let us know what you’re thinking.  Let us know what you’re worried about.  Let us know what's on your mind, OK?

The odds are if you’re worried about something, there’s probably another 2,000 or 3,000 people in our company that are worried about the same thing or they want more clarity on that same thing.  So don’t hide.  Don’t withdraw.  Be open and let’s have the dialogue because it will actually benefit all of us.  We have a lot of communication forms on the Internet.  I think we’re actually going to load something this afternoon that’s actually a specific, you know, LabCorp transaction question that you can just post your questions and we’ll answer those and get those back.

So we’re making the commitment to provide the avenue and opportunity for you to ask literally anything that you want to ask and get any and all of your questions answered, OK?  Our responsibility is to (then) asked those questions so that people really know what's on your mind and we can address those with employees.  And as we do the town halls today, we’ll hear more.  As Dave and Joe around visiting our sites, they’ll be engaging with our employees (wide).  We’ll learn a lot more then, but please communicate with us and let us know, you know, what's going on so we can help, OK?

I believe that is the last slide. And we left, I guess, 40 minutes…

Rick Cimino:	For questions.

John Watson:	… for Q&A. Do we (really leave) 40 minutes? Is that in the (inaudible) we’re supposed to talk out there?

Rick Cimino:	Maybe a custom (inaudible).

John Watson:	That will be – I guess the floor is open for calls on the line and anywhere here.

Rick Cimino:
Just so you guys know, there will also be a – there will also be a – an e-mail mailed – there will be a mailbox for all employees to submit questions.  That will be out by the end of the day.  So if you have questions, ask it because if you’re asking it that means, you know, a hundred other people want to know the answer to the same question and we’ll continually refresh this and get them back out to our managers, supervisors, and employees.  So that’s a very efficient way for us to be able to do that.

(Frank Makosiej):
So good morning.  (Frank Makosiej) of OS&P.  When I learned about this this morning right I was coming down Princeton (Highest 10) road and heard about it on CBS 880 and I kind of had a – had a 15-minute (stop) to my right to think about it and I was thinking about, you know, how this comes together.  And I think there is a lot of history behind it.  I also think there were a lot of smart moves here, right?  I think Rick mentioned some of those but for my biased oncology perspective in terms of looking at different tumor type mutations and the access that we get to patient data is phenomenal for me.

So I’m very excited and I have only been spending the last half hour or an hour (inaudible) this kind of going through with coming up with brainstorming ideas with my colleagues.  I guess the question is – and listening to how to transition this happening and when we get into – how do we unlock the synergies of the business, right?  How does that process go (the course) (inaudible) happens first quarter 2015?  Where and how would we contribute those logistic ideas for consideration?

Rick Cimino:
Sure.  It’s a terrific question.  So let me just start by saying let’s just make an assumption and we’re very confident that we will look at all through the shareholder votes and all of the regulatory proceedings and we proceed to closing.  At that point in time, we actually named an integration leader on both sides of the fence, if you will.  So on the LabCorp side, it’s Dr. Steve Anderson.  Steve has been responsible for running their central labs business.  He’s actually a PhD molecular geneticist.  His specialty is in fruit fly genetics.  Steve actually was the guy that developed and worked with in breast cancer the companion diagnostics for HER2.

And so he’s the guy, Frank, that from a (solid tumor) perspective is incredibly interested in the same things that we are articulating.  Having said that, on our side, it’s Jared Freedberg.  So we will be putting integration teams together in all of the function and the businesses particularly between the labs business – central labs, pain and diagnostics, CDx, and clinical to look at and extract those values.

Again, when you look at the clinical business and look at what they have in their laboratories, it’s very synergistic.  There is very little overlap.  And in fact, Joe mentioned this morning there’s less than 3 percent overlap between the two companies in entirety.  So this is – this is really about coming together to grow faster than we would individually.

So through integration post-closing, stay tuned.  If any of you will be named to teams, you can count on the fact that there is going to be a team around companion diagnostics and CDx more broadly speaking.  So that’s a great question, but at post-closing, as John said.  Up into closing, we have to run our company separately for all the legal and regulatory reason space.

Emily Ricketts:	Hi. Emily Ricketts from CTS&D. You predicted a copycat move from (Quest)?

Rick Cimino:	I’m going to let John answer that.

John Watson:
Frank, in that response to your question – no.  Well, it’s really hard to predict, you know, what our competitors are going to do.  I think they’ll – they will step back, and you know, take a hard look at the transaction, the whys, what the strategic merits are.  I do think they will be concerned, you know, about certain things because it accelerates, you know, some of the place that some of our competitors will go into (Rick said earlier comments) and it sort of changes the game a little bit, you know, because, you know, you look at the largest company in our space, you know, being a little over $3 billion in annual revenues and now there is a competitor in the space that’s almost three times their size.  So it changes the investment dynamic.  It changes a lot of things.  So it’s hard to say what they’ll do exactly but I’m sure there will be some type of competitive response.  We just have to wait and see how that plays out.

The other thing (seriously) to your question, Frank, and/or comment, one of the really interesting things in the meeting we have with the folks at LabCorp was LabCorp has actually gone through sort of a similar evolution within our company that we’re going through.  And what I mean by that is, you know, for a long, long time Covance has been – you know, we have this service, this service, this service, this service, this service, and you just get those one at a time, right?  You go to this store and you get this one.  You know, this store and you got that one.  You go to another store (again).

So we’ve been working, right – to try and integrate those, you know, the whole solutions made real and is wrapped around that.  And LabCorp since 200 has made about a dozen acquisitions, you know, in different areas of oncology, genetics, viral meds, in different disease states and therapies and they’ve actually just branded a couple of their own divisions, which I think you guys will find this interesting, integrated genetics, integrated oncology, and (Cellmark) forensics, which is more of a government side, but they’re also thinking that sort of a therapeutic line.  When  you combine everything they have down at therapeutic line, when you combine everything they have down at therapeutic line along with everything we have down at therapeutic line, it is very, very powerful – very powerful.

Male: (Inaudible).

John Watson:
Hey, while she’s working to this question in the room, there was question on the line.  The question was what will the name of the new company be?  There is a lot of discussion about this.  Specific to this question, you know, LabCorp will remain as LabCorp.  Covance will be a separate division, the drug development division, and I’ve envisioned it probably being something along the lines of Covance Inc., you know, a LabCorp company, something along those lines.  We’re not envisioning Covance LabCorp or LabCorp Covance – that rolls all the time, doesn’t it?  We’ll maintain our own identity, our own brand, as Covance the drug development division.

(Ruth Jones):
Ruth Jones from (OME).  In terms of communicating with our clients and instilling that confidence that business as usual, how have we handled them thinking more specifically about those larger deals that we’ve been impressively seeking?  Will we be speaking with them separately and instilling that confidence?  Perhaps something has already been done?

John Watson:
Yes.  We’ve begun client communication this morning at 6.15 with our clients in Europe and obviously moving here around the globe.  Nicole, myself, the entire commercial team as well as, you know, executive management across all the businesses, we have generated a very comprehensive executive communication plan and list probably somewhat in the neighborhood of 150 to 200 executives that we’re specifically going to reach out to, CEOs, heads of R&D, chief operating officers, chief financial officers, chief procurement officers.

We’ve already had some of those conversations this morning with them and their – the reaction that you would expect to sort of happening which is, you know, tell me more, in some cases maybe they’re not that familiar with LabCorp so they won’t understand who they are, what does it mean, et cetera, things that you would expect.  Rick, Deb, and I will all be with (Lilly) tomorrow.  We just so happen to have an executive steering committee meeting tomorrow morning.

So we’ll be with them live face-to-face and be able to talk about the implications, the opportunities specific to some of the things we’re working on with them that you’re very familiar with, and we – Rick and I along with (John Cook) and Katie will be with Sanofi on Friday.  We also have an executive’s stirring committee meeting with them on Friday but we’re reaching out.  We have good client documentation that we’ve been provided and we’re engaging with our clients and we’ll let you know how that goes.  We don’t really anticipate a lot of neg reaction. I think it will be more of a you know tell me more but we’ll work through that.

Rick Cimino:
We’re picking up the next question on that last topic.  The question came up this morning about whether or not specifically with the big public alliances that we have whether or not we have change or controls in those contracts where they could actually walk away and the answer to that is no, we do not.

So it is business as usual with Lilly, with Sanofi and with our other large alliance clients.  I know there’s a question you’re all going to want to have the answer to which is what happens to your equity, for those of you that look at this closely so let me just see if I – and (Lisa) is in the back so correct me if I go sideways here a little bit.

The first thing is all options and all shares that are unvested, vest.  So number one  everything vests.  Number two, all shares get paid out at 10512 so the difference between the you know price that you actually have to  purchase the option at is the delta between that number and 1052 is the profit you make.  For restricted shares you will get 75 percent of that will be cashed out in the form of cash from LabCorp and then 25 percent will be issued in equivalent value in LabCorp stock which you can then transact as you see fit.

So, it’s a very clean transaction for those that hold equity, everything vest which is a great opportunity and you also get to participate with 25 percent of the restricted shares that you  have going into LabCorp stock if you would like to hold that, that happens at close.

Once the transaction thank you bill upon closing so don’t go run out and sign any commitments yet. Other question from the phone?

Operator:	You do have a question from the line of (Marie Barber). (Marie), your line is open.

(Marie Barber):	I had no question.

Operator:	We have no further audio questions.

Female:
Hi, my question really concerns about you made the point that we’re a holding company on their behalf, that means our executive structure as it stands now may follow the decisions and financial goals that we have to make each year?

Rick Cimino:
So the answer is when we talk about a holding company, LabCorp is the parent company.  We are the drug development operating unit, business unit, division, whatever terminology you’d like.  (Joan’s) going to lead that as you said.  So we’re going to follow our normal governance but we have an acquired so it’s unrealistic for us to thing that we’re not going to have to report up to the new owner what our performance should be.

So we’re going to follow the same process, we’re going to figure out you know as we go along how we want to govern, what the review cycles will be but for those of you that are in the day to day operations, the governances that we have inside of our company, it is business as usual and will be until further notice.

Again, I want to reinforce what John said and that is we were purchased for the value that we bring and the opportunity and the combination of these two companies to create greater value and I said what (Dave) seen with (John) at dinner and his statement to me – I asked him what he thought and how we should go forward and he goes, well, there’s a lot of unanswered questions but the one thing that I know is I’m not going to destroy value in our very precious assets, that was his quote at dinner.

So I think we’re going to have a fair amount of autonomy and they don’t have the level of expertise in some of our markets but you know we do have if you will a new owner and you know we’re going to have to respect that process, good question.  Other questions?

Operator:	Once again, if you would like to ask an audio question please press star then the number one on your telephone keypad.

(Cris):	I understand that our business unit may probably remain the way they are, so how is it going to affect us in corporate?

Male:
Yes, so that’s a very good question, (Cris).  The honest answer I think is that we’ll have to engage with LabCorp and fully understand what the total ramifications of that are over time, that’s the honest answer.

As you listen to the earnings you know the call this morning; the investor call this morning if you saw that, you know they were very up front. You know that there are synergies that they are expecting to get from the transaction with $100 million of savings in  by year three and so they’ll look to get those through different ways and classically, you know and they listed it you know corporate infrastructure would be one, central labs will be one and then sort of other category around our compatible – comparable and compatible services.

So the reality is that there will be some change, I’m sure over time as it relates to corporate, corporate functions, corporate offices, etc.  At this point and having said that they made the commitment that this would be the corporate office for our group.  How that looks over time, is it the same size, is it smaller, is it a different make up, we’ll have to work through that with LabCorp over time.

Operator:	We do have a question from the line of (Cathy Canatelli).

(Cathy Canatelli):	Yes, hi. So this is not a take over?

Male:
Well I don’t feel like I’ve been mugged.  No, (Cathy). In all seriousness this is not a take over. It was not a hostile takeover.  It was not a proxy fight, this was as I’ve stated up front, really borne of our strategic planning process back in September of last year then getting together with LabCorp on our business in Seattle and looking at the opportunity for the two companies to continue to grow.

So we’re very, very excited there’s a lot of synergy you know upside here in terms of you know new markets, new services, new opportunities and really good growth.

(Cathy Canatelli):	Do you think that there will be a – it doesn’t sound like there would be but any redundancies?

Male:
Well, I think that what (John) was going through in his remarks just previously.  So once the deal closes, you know there are certain synergies that from a cost perspective that they are looking to get, about a $100 million in cost taken out.

So you know there will be you know a look at that through integration to see what the optimal structure is and as we migrate through that we will be very conversant with our employee populations around what that’s going to look like what it will  morph to over what period of time and who is affected.

So I think it’s you know right now it’s a wait and see until this transaction closes and we get in the integration planning.

(Cathy Canatelli):	OK, thank you.

Male:	You’re welcome.

Operator:	Your next question comes from the line of (Jill Johnston).

(Jill Johnston):
Hi, (Rick).  It’s (Jill).  I had a question I was looking through the material from the earlier webcast this morning and it looks like LabCorp received about 92 percent of the revenue in 2013 from the US and about 6 percent in Canada while we’re only showing about 46 percent in the US, so it looks like we’re going to be heavily US based in the future at a corporate – corporation level.

How do you think this will be received by our clients, and/or investors on the Covance side?

Rick Cimino:
There’s two ways to think about this.  So let’s talk about diversity, in terms of diversity of clients, diversity of regions, diversity of revenue.  The two companies, this creates much more diversity.  (Dave King) mentioned that on the investor call this morning that no one client has more than 10 percent revenue.

That’s a very good thing because you never want to have all of your eggs in one basket or get too over weight in any one particular segment, client, TA or whatever it may be.  So that’s the first thing.

The second thing is remember these are two distinctly different businesses.  You have a healthcare diagnostics business for you know when you are ill and you’re going to get tested versus the drug development business and the revenue makeup of those two don’t really necessarily have to coincide.

They are in fact the primarily US based healthcare diagnostics business with the intention of moving internationally.  There is absolutely no secret that they would like to use our legal entities, our international know-how, our ability to work with worlds council to deliver that kind of service in the healthcare diagnostics business out to the rest of the world.

Having said that, when you take a look at the combined  unit this morning (Dave) mentioned that the LabCorp Covance a division of LabCorp company would double te internationally revenue of LabCorp alone.  So again providing for diversification.  So I actually don’t think the sources of revenue are going to be an issue.  I think it’s really a synergy around the solutions and advancing things like past 50 that were doing in clinical development with central labs to you know take time and cost out of drug development.

I think it’s a real big upside you know for us and again, I’m sorry I’m being redundant but I think you know when you  go through something like this you’ve got to hear it over and over again, 75 million lives they have longitudinal records to help us in our late stage development business, this is to do the work we do today better, faster, better in form with higher quality outcomes and business models that can be disruptive to our competitors such as ICON, PPD, Quintiles.

This morning I was just waiting for the camera outside of (Dennis Giling’s) house to go explode. Does that answer your question (Jill)?

(Jill Johnston):	Thank you very much.

Rick Cimino:	Sure. Other questions?

Operator:	We do have a question from the line of (Tiffany Walter).

(Tiffany Walter):
Hi, how are you doing?  Thank you for taking the time to talk to us. It’s been very insightful.  You talked a little bit about the stocks, invested balances, and so forth, I don’t know a whole lot about the financial thing but what effect does that have as far as the Covance stock funds in the 401Ks, will that roll over into LabCorp eventually or, how would that work?

John Watson:	You stomped the panel. Congratulations, your check is in the mail. Lisa is coming forward to address that, hold on one second.

(Lisa):
You know it’s a great question – that’s actually some of the questions that we’re going to be working through over the next couple of months.  We don’t know yet.  We need to look at all of our benefits plans, see what will be happening with those and decide how we’re going to move forward from there.

So I’m sorry it’s not a very satisfactory answer for today but we will be sharing a lot more information with you as we learn more as those decisions are made moving forward.

(Tiffany Walters):	OK. Thank you.

Operator:	Our next question comes from the line of (John Coreman). (John), your line is open.

(Scarlet):
Hi.  This is (Scarlet) from …(inaudible) migrate to the LabCorp benefit structure or will we maintain the Covance benefits that are in place and that’s as far as even the vacation – our vacation time, just everything how it’s structured.  How would that affect us.

John Watson:	OK, hold on one second. Lisa is coming.

(Lisa):
Yes, at this point – these are really early days.  My expectation is we will migrate to the LabCorp structure.  I don’t know what that looks like yet to be honest with you, so as we get more information we will be sharing that with you but it’s a little too early to tell right now.  The deal was actually struck late last night so we’ll be learning a lot more about that and we’ll share it.

In terms of what should you do now because we’re an open enrollment you should enroll.  We will – that would be my advise.  We will continue as Rick and John said, we will continue to operate as an independent company until the deal closes so it will be business as usual to the extent it can be business as usual.

Rick Cimino:	Other questions?

Operator:	Our next question comes from the line of (Michelle Fasetti).

(Michelle Fasetti):
Hello. I had a question about the next steps as far as discussions between Covance and LabCorp goes so obviously in the news everyone saw the breakdown of (inaudible) and AbbVie and how you know that was announced and there was a lot of coverage but I know there’s more steps that need to take place in shareholder meetings, so can you kind of give us a little bit more information about what the next steps are, what we might expect to see from you all, as our you know executive leadership and what could happen if you anticipate any issues, any qualms by shareholders or either side.  I know it is getting ahead of ourselves a little bit but I am curious about that.

Rick Cimino:
No, no. It’s a very good question.  So again, it’s early days so we have a couple of hurdles we need to go through so first our company actually has to have a shareholder vote so this requires a shareholder vote that will be done by the proxy company.

So we will be having that happen. I actually don’t know what the timing to that is.  Once we go through the shareholder vote and it is ratified, which we do not expect and anticipate a problem with, we will go through obligatory but necessary legal regulatory reviews and when I talk about regulatory, I’m not talking about FDA.

I’m talking about DOJ, the Department of Justice and anti-trust and so we will migrate to that.  We anticipate that that should be complete sometime in the first quarter, probably mid to late February after which time we will then close the transaction .

So on the other side of the ledger, we’re being paid over $6 billion you know for our company and so what LabCorp is doing is securing it’s financing to be able to do that and I think this morning what they said was that they’re going to go out and find and purchase notes anywhere from a 5 to 10 year life to be able to cover the $6 billion in debt and then based on the free cash flow I believe the deal pays for itself within four years based on what (Dave) said this morning on the shareholder call.

So again, this is the plan as it stands today, in addition to that you know there will be integration preplanning, again because we can’t actually integrate until we have been cleared by the regulators that would be a violation of US law and so we have to you know follow the rules and we will do that but we can do some preplanning.

We will sign people to integration teams, etc and behind that all the questions that you have that pertain to yourselves personally around benefits that (Lisa) talked about, we will be working through those.  All the things that pertain to where the redundancies may or may not be, we will be working through those.  So there will be a lot more information coming over the course of the next couple of months.

Our commitment to you is as an executive committee and for those of you that you know work in CDS, I always end by saying expect more from your management.  We will be in constant you know communication with you, as soon as we know it, you’ll know it.  We’re going to try and make this really easy for you guys.  We’re going to put the FAQ mailbox up and we’ll be having regular town halls, not just with ourselves but with your local and business unit leaders a well.  (Frank) go ahead.

(Frank):
Sure, and let’s go back to the global diversity and strength of our business, right.  I think (Jill) touched upon it and I don’t know whether you or John have any insight in terms of what would LabCorp’s future thoughts being in terms of getting more of a global presence?

Cause obviously, Covance part of it but in terms of how do they grow their labs business, right?  How do we see that labs business evolving, right? So for example in Europe you know where are you know when you go see a doc who does your labs, is it more hospitals based, do they see this business growing, those types of synergies, do you have any insight in terms of that global diversity?

John Watson:
Yes, actually you know to build on what Rick said earlier, one of the attractive aspects of the combination for LabCorp was to diversify their international foot print.  Now, the first thing you would normally think about is well why wouldn’t they take their diagnostic lab business global.

A big hindrance to that is the economic situation in terms of reimbursement in many of the countries and so they’re very selective in terms of how they go so a country like Sweden, they can actually make money in a country like that, in a country like the UK, or other countries in Europe.  They can’t, the economic system don’t work for them.  So they’ll have to do a lot of other things to sort of come about and change to where it makes sense for them so they’ll be selective in terms of how they go.

But I think what we’ll look to do with the is there are other aspects of their business that are more domestic, non-diagnostic type lab business workup that we do that is also sort of US centric for them and they can sort of piggy back you know latch on to us in the geography that we are in to help give more exposure to those, etc.

They have a much bigger commercial footprint as it relates to biopharmaceutical companies around the globe so they should be able to build on that and will play that out, you know sort of over time.  One of the things they were actually catching you know quite a bit of heat from the street was around their diversification not only geographically but also from a portfolio perspective.

So this helps them a lot and it is significantly, I don’t know if you have seen the slides but it significantly diversifies their client base which is something they were trying to accomplish as well so it is really good on all three of those fronts.

(Dave Anderson):
(Dave Anderson) of T-audit  first of all congratulations to the executive team.  It’s a heck of a deal. I look forward to the integration elements of it but to that point, everybody is excited with the change and of course there are also some apprehension with the unknown.  To what extent can we discuss this with our friends, family, peers, are there any restrictions we should or should not say at this point?

John Watson:
Well, I’ll take this first and others can correct me or pile on.  First of all.  I think it would be normal for us to talk about what is going on with our company with our friends and our families, etc. so there’s no restrictions per se.  I think you follow the normal customary practices.

You know things that are in the public domain certainly those are very open to conversations because they are in the public domain.  Anything that is shared that would be confidential, you know just as anything prior to the transaction would be deemed confidential.  You wouldn’t want to share that information, so that’s kind of the rule of thumb I would use in having those conversations.

Male: (Inaudible)

Rick Cimino:	There’s a lot of opportunity here. We ask you guys to be engaged, be inquisitive and make sure your questions get asked and make sure that we’re answering them.

Now, tomorrow we have a really exciting opportunity that John’s going to talk to you about that we would like to get your attention on and make sure that you guys are aware of.

John Watson:
So, tomorrow the first stop for Dave and Joe will be right here in Princeton.  So you’ll be receiving an invitation if they haven’t already gone out. I don’t believe it has gone out – it’s going to go out today for a mandatory town hall. It’s going to be at nine o’clock tomorrow and it’s going to be held at the Hamilton Manor.

So we’re actually going to bus people over to the Hamilton Manor.  Busses will leave here around 8:20 and every – if you take a bus obviously you’ll be there on time.  If you decide to drive yourself or carpool with someone else, you need to be in your seat by 8:50 so we don’t want a lot of people straggling in.  We’ll take names of the folks that straggle in late  and pass those on to Joe and Dave.

There is limited parking at Hamilton Manor so if you can carpool we encourage you to do that and then directions and a map will be sent out with the invitation so you know exactly where to go.  Take the bus.  Remember when you were a little guy and gal you took the bus – do the bus thing. Have fun with the bus thing.

So on a serious note, it’s going to be a really important first touch to our organization per (Dave).  It will be the first time that he would have met Covance employees at a Covance facility in their city and really have the opportunity to engage.  We’d like to have.  I know I speak for (Joe).  We’d like to have a huge turnout of you know enthusiastic, inquisitive people that engage with you know certainly (Dave) and (Joe) if they are there with us.

And I would also encourage you, I know we have one or two introverts in the room probably, I would also encourage you to introduce yourself.  You know if we get the opportunity which I am sure you will.  Introduce yourself to (Dave).  Let him know what you do, express your enthusiasm about you know the combination, tomorrow will be a real important day, a will the other visits that they have in our other facilities.  Any other housekeeping?

Rick Cimino:
There is one more question on the phone but if anybody is going to the doctor and anybody does have to have blood drawn, we would strongly suggest that you do not go to Quest.  Yes, we will be changing our contracts.  So there’s one more question on the line.

Operator:	Your question is fro, (Barbara Vargas).

Rick Cimino:	Hi, (Barb) go ahead.

(Barbara Vargas):
Hi, thank you.  Two things; one will there be a communication plan in advance so that we know when these meetings and Q&A sessions will be out there and second regarding tomorrow for remote employees will there be remote dialing capabilities or if we’re close enough should we drive in?

Rick Cimino:
So the answer to the first question, is yes, very distinctly we will give you as much advance notice and material as we can for major communication and for tomorrow, unfortunately the answer is no.  We do not have – we couldn’t on such short notice create a webex video conference with enough you know lines in and out to be able to accommodate so, for those that are remote, we suggest that you get to the building, take the bus and get to the facility.

Female:
Just an update on that, we know that not everybody will be able to make it to every site visit and they won’t be able – they’re only going to go to the major locations so there will be video taping and sites visits as well for those people who are remote.

So either tomorrow or later on in the week they’ll be going to Indi in Greenfield so they’ll be video taping one of those too but for those of us who can make it, tomorrow I would ask that you do take a bus and get there and for those people who don’t normally come in, I would say those are the people who actually should drive to the site

In terms of communication, we get inundated by e-mail every single day.  So we’re going to try to put as much as we can on the internet.  We are talking about whether or not we’ll have a portal set up as well to keep you informed as we go but we are committed to providing as much information even if it is just an in process information as we can as we go through this integration process.

John Watson:
So one little thing we should be mindful of if you do actually run up and say hello to (Dave) tomorrow is when we mess this  up the entire time we were with him in Raleigh, it’s LabCorp with a P not LabCorp for about an hour at dinner and then we’re slatted but we figured that out.  We’re quick learners, me and Rick.

Female:	I called him (Phil).

John Watson:	Alright, so I guess we will adjourn. Thanks for attending.

Operator:	Thank you, this concludes today’s conference call. You may now disconnect.

END